HUNTON ANDREWS KURTH LLP 600 TRAVIS, SUITE 4200 HOUSTON, TEXAS 77002-2929 TEL 713 • 220 • 4200 FAX 713 • 220 • 4285

September 2, 2025

Office of Energy & Transportation
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    VAALCO Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2024
Filed March 17, 2025
File No. 001-32167

Ladies and Gentlemen:
On behalf of our client, VAALCO Energy, Inc., a company organized and existing under the laws of the State of Delaware (the “Company”), set forth below is the response of the Company to an additional comment received from the staff of the Division of Corporation Finance, (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 25, 2025, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2024 (File No. 001-32167) (the “Form 10-K”), submitted to the Commission on March 17, 2025.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON
LONDON LOS ANGELES MIAMI NEW YORK RICHMOND SAN FRANCISCO TOKYO TYSONS WASHINGTON, DC
www.Hunton.com

September 2, 2025

Form 10-K for the Fiscal Year ended December 31, 2024
General
1.We note that in your responses to prior comments 1, 4, 5 and 6, you identify various inadvertent errors in disclosures relating to the reconciliation of total proved reserves, and the reconciliation of the standardized measure for the years ending December 31, 2024 and 2023. You indicate that while you consider the errors to be immaterial, you will nevertheless “clarify disclosures in future filings,” which we understand to mean that you will correct the disclosures in your next annual report on Form 10-K.
Please confirm that we have properly understood your intentions in this regard, i.e. that you will prospectively revise the reconciliations showing the changes in total proved reserves and the standardized measure to correct the errors identified in your response letter, including the changes to total proved reserves and the standardized measure for the year ended December 31, 2023.
RESPONSE: The Company confirms that the Commission has properly understood our intentions to prospectively revise the reconciliations showing certain line-item changes in the reconciliations for total proved reserves and the standardized measure in our Annual Report on Form 10-K for the year ended December 31, 2025 to correct the inadvertent mischaracterizations identified in the Company’s initial response letter to the Staff, dated August 15, 2025, including certain line-item changes to the reconciliations for total proved reserves and the standardized measure for the year ended December 31, 2023.

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September 2, 2025

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 220-4349 or jordanhirsch@Hunton.com.

Very truly yours,

/s/ Jordan Hirsch
Jordan Hirsch

cc:	Ron Bain, Chief Financial Officer
Matthew Powers, EVP and General Counsel